

November 27, 2013

Igor Dmitrowsky
Chief Financial Officer
Baltia Airlines, Inc.
JFK International Airport,
Building 151
Jamaica, NY 11430

      Re: **Baltia Airlines, Inc.**
             Form 10-K for the year ended December 31, 2012
             Filed April 16, 2013
             File No. 001-14519

Dear Mr. Dmitrowsky:

We have reviewed your response letter, dated October 24, 2013, and received by us on October 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Certain Relationships and Related Transactions

1. We note your response to our previous comment 3. Please explain to us whether the response that you provided to us in your letter dated October 24, 2013 represents your proposed revised disclosure.

Financial Statements

2. We note you obtained a waiver from the Office of the Chief Accountant regarding the provision of an audit opinion on the cumulative development stage data. Accordingly, please file an amended Form 10-K labeling the cumulative period as "unaudited" in your statements of operations, cash flows and changes in stockholders' equity, as applicable.

Note 3. Property and Equipment, page F-9

3. In your amended Form 10-K filing, please add the disclosure requested in our previous comment 6 regarding the aircraft sold in 2012 as well as the remaining aircraft that was recently undergoing maintenance at a facility in Michigan.

Exhibits

4. We note your response to our previous comment 7. Please revise your discussion of the lease under "Item 1. Business" to state, as you indicated in your response to us, that you had no engine lease in effect after December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. Please contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief